February 26, 2013

VIA COURIER AND EDGAR

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Innospec Inc.

Form 10-K for the Year Ended December 31, 2011

Filed February 17, 2012

Form 10-Q for the Period Ended September 30, 2012

Filed November 1, 2012

Definitive Proxy Statement on Schedule 14A

Filed March 23, 2012

File No. 1-13879

Dear Mr. Decker:

This letter responds to your comment letter to Innospec Inc. (the “Corporation,” “Company,” “we,” “us” or “our”) dated February 1, 2013 in respect of the above-referenced filings. Your letter follows your original comment letter dated December 21, 2012 and our initial response to that letter dated January 17, 2013. We appreciate the additional time through March 1 that you granted us to respond to your comments.

For ease of reference, we have reproduced below your comments in bold text before each response. We have provided as part of our responses below proposed additional disclosures or other revisions to be made in our future filings, including interim filings, where appropriate. Italicized text in our responses below represents proposed additional disclosures.

As you are likely aware, the Company filed its Annual Report on Form 10-K for the year ended December 31, 2012, on February 13, 2013. We incorporated into that Form 10-K filing those comments that we undertook to include in our previous response letter. To the extent that we believe comments from your follow up letter have been addressed in the filed 2012 Form 10-K, we have noted that in our responses.

Form 10-K for the Year Ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results…, page 26

Results of Operations, page 30

Results of Operations – Fiscal 2011 Compared to Fiscal 2010, page 31

1.	We note your response to comment four from our letter dated December 21, 2012. Please revise your discussion under results of operations for all periods to provide the following:

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Your proposed disclosure indicates that the decrease of 3.2 percentage points in gross margin reflects higher proportion of lower margin products and the competitive pressure on margins resulting from increased raw material costs despite the benefit of the new contracts and contract amendments. However, it is still not clear how much of this decrease in margin is related to increasing raw materials costs or lower margin product. Please further help us understand how much of your sales were lower margin product as compared to the prior period and discuss whether this change in product mix is a trend that will continue. If not, please discuss what management’s plans are to address this increase in sales of lower margin product. Please provide a more robust discussion of why product mix had a negative impact on gross margin; and

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In your proposed disclosure, you indicate that the increase in operating expenses in the Active Chemical segment was primarily related to a $0.5 million adverse impact of foreign currency exchange rates on your European cost based denominated in European Union Euro and British pound sterling. However, you have not discussed the reasons for the remaining $0.9 million of increase in operating expenses. Please revise your disclosure to discuss a majority of the increase in operating expenses, where applicable.

Please show us supplementally what your revised disclosures for 2011 as compared to 2010 will look like.

Company Response: When drafting the MD&A we strive to provide the reader with a view of our business through the eyes of management. Consistent with prior disclosures in our Annual Reports on Form 10-K, we primarily evaluate the performance of our segments based on operating income as opposed to the constituent individual elements of operating income such as gross margin and operating expenses.

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We acknowledge your comment. As a practical matter, we do not budget, internally report or manage our business by reference to what elements of our Fuel Specialties’ period on period gross margin variances relate to raw material cost increases or decreases, or what proportion of sales relates to low, medium or high margin products; although we do have an appreciation of these matters and their impact on our financial results. Our focus is on achieving an acceptable absolute gross profit, and relative gross margin, in the medium-term by reference to geographical regions, product groups and/or customers. We believe these financial metrics in respect of geographical regions, product groups and customers to be commercially sensitive and, accordingly, we do not externally disclose them. The recent short-term fluctuations in our sales mix of higher and lower margin products is not, in our opinion, indicative of any medium or long-term market trend that is relevant to the Company, although to the extent it may become a relevant trend in the future we would disclose it.

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We acknowledge your comment. As a practical matter, given the size of our business, we do not generally report internally to our Chief Operating Decision Maker, or externally, increases in annual operating expenses of the levels you suggest other than those relating to the impact of foreign currency exchange rates. However, given your comment, with regard to the operating expenses of our Performance Chemicals segment, which was previously named Active Chemicals, we have revised our disclosure beginning with our Annual Report on Form 10-K for the year ended December 31, 2012. Our revised disclosures, for 2011 as compared to 2010, on page 39 of that Form 10-K filing were as follows:

Operating expenses: the year on year increase of 8%, or $1.4 million, was less than the 16% growth in sales as we continued to leverage the infrastructure of this segment. The increase in operating expenses primarily related to $0.7 million higher personnel-related compensation costs, a $0.5 million adverse impact of foreign currency exchange rates on our European cost base denominated in European Union euro and British pound sterling, and $0.2 million higher REACH costs.

Liquidity and Financial Condition, page 39

Operating Activities, page 42

2.

We note your response to comment six from our letter dated December 21, 2012. Your proposed disclosure appears to discuss your changes in working capital components as it relates to your adjusted working capital. Please separately discuss the changes in your cash flows from operating activities from period to period. Your proposed disclosures also indicate that days sales in inventory in your Active Chemical were higher as at December 31, 2011 compared to December 31, 2010. However, it is not clear how much higher your financial measure increased when compared to the prior period. Please quantify your days sales outstanding and days sales in inventory whenever you discuss these financial measures so an investor can understand how these financial measures are changing from period to period. Please show us supplementally what your revised disclosures will look like.

Company Response: We have revised our disclosures consistent with your comments beginning with our recently filed Annual Report on Form 10-K for the year ended December 31, 2012. Our revised disclosures are on pages 42 to 43 of that Form 10-K filing.

Form 10-Q for the Period Ended September 30, 2012

Financial Statements

Consolidated Statement of Cash Flows, page 8

3.

We note your response to comment eight from our letter dated December 21, 2012. It appears that the $5 million payment you made during the nine months ended September 30, 2012 and the $10 million in additional payments you expect to make in future periods pursuant to the extended payment arrangement with NewMarket Corporation are payments that stem from your settlement of litigation with them. As a result, we are still having difficulty in understanding why they are being presented as financing activities, rather than as operating activities pursuant to ASC 230-10-45-17(f). Please advise.

Company Response: We have revised our presentation consistent with your comments beginning with our recently filed Annual Report on Form 10-K for the year ended December 31, 2012. Our revised presentation is on page 57 of that Form 10-K filing.

Definitive Proxy Statement on Schedule 14A filed on March 23, 2012

Compensation Discussion and Analysis, page 19

Co-Investment Plan, page 25

4.

We note your response to comment 12 in our letter dated December 21, 2012. Please note that equity-based compensation instruments that have option-like features and that are within the scope of FAS 123R must be disclosed in the Option Awards column of the summary compensation table in a manner similar to the treatment of stock and other equity-based awards. Please also note that the FAS 123R valuation must be used whether the award itself is in the form of stock, options or similar instruments or the award is settled in cash but the amount of payment is tied to performance of the company’s stock. In this regard, we note your “Cash Based LTIP” disclosure on page 27 which states among other things, that once vested, the value of the SEU is equal to the closing stock price on the date it is cashed and that the grants of such SEU awards are made on a set date “usually after the public announcement of the annual financial results.” As a result, in future filings:

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please disclose the SEU awards in the Option Awards column of the summary compensation table, including explanatory footnote disclosure identifying, among other things, the portion of the grant representing the market price SEUs and the portion representing the zero priced SEUs; and

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revise your Grants of Plan-Based Awards table to properly disclose the SEU awards as equity awards in accordance with Item 402(d)(2)(iv) of Regulation S-K. To the extent that the market price SEUs are subject to time-based vesting only, and not considered awards under an equity incentive plan as the term is defined in Item 402(a)(6)(iii) of Regulation S-K, please disclose these awards in accordance with Items 402(d)(2)(vi) or (viii), as applicable. Please refer also to Instruction 4 of Item 402(d) to the extent that the two types of SEU grants may be considered a tandem grant of two instruments.

For guidance please refer to Section II.C.1.c of SEC Release No. 33-8732A.

Company Response: We will revise our disclosure consistent with your comments beginning with our Proxy Statement for the 2013 Annual Meeting.

Director Compensation for Fiscal 2011, page 44

5.

We note your response to comment 13 in our letter dated December 21, 2012. It is not readily apparent what connection there is between the vesting of the awards with the aggregate number of the awards outstanding at fiscal year-end. Please explain. We may have additional comments following the review of your response.

Company Response: The stock awards issued pursuant to the NEDSP vest immediately as they are shares, not options. The proposed new table we reflected in our letter dated January 17, 2013 shows against each non-executive director’s (“NED”) name in the first column the number of shares issued to them in 2011 under the NEDSP and in the second column it shows the total number of shares held by each NED under the NEDSP. In order to clarify the link between the stock awarded in the year and the aggregate held at year end, we propose to revise the title of the first column from “Equivalent in Number of Shares” to “Number of Shares issued in [relevant year] under the NEDSP,” and to revise the title of the second column to read “Cumulative Shares held which were awarded under NEDSP,” beginning with the Proxy Statement for the 2013 Annual Meeting.

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If you have any additional questions or comments, please feel free to contact me directly at 011-44-151-348-5830.

/s/ Ian P. Cleminson
Ian P. Cleminson
Executive Vice President and Chief Financial Officer

Cc: Securities and Exchange Commission - Ernest Greene, Staff Accountant

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